China Housing & Land Development, Inc.

6 Youyu Dong Lu, Han Yuan 4 Lou

Xi’an, Shaanxi Province, China 710054

February 7, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 14, 2012

File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 15, 2013(the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”) and our quarterly report on Form 10-Q for the quarter ended September 30, 2012 (the “10-Q”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K and/or 10-Q as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	We note that the December 7, 2012 response letter you filed on EDGAR does not include Appendices I through III, which were provided to the staff as paper correspondence. Please file a complete copy of your response on EDGAR, including all appendices.

Response:

The Company respectfully advises the Staff that we will re-file the correspondence with the appendices on EDGAR.

Risk Factors, page 27

2.	Please revise the disclosure to explain how you determined that the officers, directors and principal stockholders owned a majority of the voting stock given the contrasting disclosure on page 85.

Response:

The Company respectfully advises the Staff that this risk factor should have been removed from the 10-K and will be removed in the amendment to the 10-K and future filings as necessary.

Note 8 – page 65

3.	We have read your response to comment 2 from our letter dated October 26, 2012. In future filings please disclose in MD&A how you determined that the Tsining JunJing Garden 1 property is not impaired given your inability to sell the property. Your disclosure should also disclose the rental income and expenses associated with the property, the fact that it’s used for collateral for outstanding loans, and that the properties cannot be sold before 2022 due to certain lease agreements. Also, disclose that based on the RMB 2.9 million of net cash receipts in 2011, it will take you over 25 years to recover the RMB 74 million carrying value of the asset. Disclose also that you have determined that no impairment charge is required under ASC 360-10-35 and quantify and discuss the specific cash flow assumptions supporting recoverability. Such disclosures are necessary for investors to assess the reasonableness of the critical accounting assumptions and estimates that support the carrying value of your assets. In this regard, it appears that an impairment of this asset would materially impact your operating results. See Section 501.14 of the Financial Reporting Codification.

Response:

The Company respectfully advises the Staff that we will include the required disclosures in future filings.

Note 9 – page 65

4.	We have read your December 7, 2012 response number 3 and Appendix II and it remains unclear whether your New Land purchase price allocation complies with US GAAP. In this regard, we note that you have valued the development right asset at an amount that substantially exceeds the 18,738,700RMB amount specifically noted in the appraisal. The excess is material to your current equity balance. Response #8 in your September 21, 2012 letter includes a description of the valuators methodology which suggests that the 18,738,000RMB value is what a market participant would pay to acquire this contract i.e. fair value. Please provide us your English translated full valuation report (not just the abstract) and identify for us the sections therein that support your accounting. Also, please explain to us how the specific amortization amounts you have recognized on this asset from 2007 through September 30, 2012 are consistent with the cash flow assumptions and projections included in the full valuation report. It remains unclear how your amortization method complies with ASC 350-30-35-6. Given that the project was supposed to be completed in 2010, clarify how you can reasonably conclude that straight line amortization is not required. We may have further comment.

Response:

The Company respectfully advises the Staff as follows:

We have attached the translated valuation report (the “Valuation Report”) as Appendix I for your review. Item 10 and item 11 of the report state the valuation results.

2

Item 10.2 of the Valuation Report shows the fair value of the equity is RMB 277,200,000 (approximately $35 million). As we explained in the previous response letter, we believe this is the true value of New Land; however, New Land had less than $3.5 million in net assets on the books at the time of acquisition. Thus, the $32.5 million difference between the valuation and the net assets on the books needed to be allocated to either identifiable intangibles or goodwill.

At the time of acquisition, the exclusive development right was recognized as an intangible which meets the definition stated in SFAS 141:

SFAS 141.39:

“An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability.”

Because the exclusive development right arises from contractual and/or other legal rights and we believe the intangible is separable, we were required to recognize the intangible as an asset apart from goodwill.

Item 11.1 of the Valuation Report recognized this intangible as well. However, as illustrated in Item 11.1, the valuator valued the intangible assuming “as in the event of any breaches in connection with the Joint Development Project as agreed upon by the parties thereto, the said investments shall be indemnified accordingly, and such indemnity is of an exclusive nature. Therefore, the undersigned appraisers have defined such indemnity as the New Land Company’s exclusive interest in the Joint Development Project.” Clearly, the valuator was assigning a worst case scenario value to the intangible.

Item 11.2 of the Valuation Report then laid out the “worst case scenario” calculation and calculated the lowest value of RMB 18,738,700 ($3 million) of the intangible.

As demonstrated above and illustrated in Item 11.1 and 11.2 of the Valuation Report, this worst case scenario value of $3 million assigned to the intangible clearly does not meet the fair value definition under US GAAP.

With regards to the policy of amortization of our intangible, we would like to inform the Staff that we have not changed our amortization policy in connection with the exclusive right since the responses we filed with the Staff on September 30, 2009 for comment #8 on the comment letter dated August 18, 2009 on Form S-1 and on July 29, 2009 for comment #34 on the comment letter dated May 7, 2009 on Form S-1.

The original exclusive right had a stated expiration date of June 30, 2011. However at the time of signing the agreement, both the government and the Company anticipated the possibility that the exclusive right might be extended beyond 2011 and that formal extension was possible at the time. In 2010, the Company successfully extended the exclusive right to June 30, 2016. Due to the mutual understanding and our ability to extend the exclusive right, the Company believes the useful life of the exclusive right goes beyond the original expiration date of June 30, 2011.

ASC 350-30-35-6 states that:

A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.

3

Since the useful life depends on when we will be able to obtain all the land use rights and the method of amortization has to reflect the pattern in which the economic benefit of the intangible asset is consumed or otherwise used up, we amortize the intangible when a land use right is obtained by calculating the profit the specific land use right may generate over the total estimated profit and applying this percentage to the total intangible. This amortization policy ensures the amortization matches the realization of the economic benefit of the exclusive right when the actual land use right is acquired. The amortized intangible is included in our construction in progress as illustrated in our previous response and expensed as cost of sales when revenue is recognized.

The specific amortization amount we have recognized on this intangible asset from 2007 through September 30, 2012 is RMB 40.65 million which was based on the estimated profit to be generated from this exclusive right using the most updated information available to the Company. The amortization amount does not exactly match to the cash flow assumptions and projections included in the Valuation Report as these assumptions and projections were only for valuation purposes during the New Land acquisition negotiation. These assumptions and projections were provided by the original management of New Land based on their plan for New Land before New Land was acquired by us. These assumptions and projections in the Valuation Report assumed uses that were different from how we planned to utilize the intangible. Therefore, when we amortized the intangible, the assumptions and projections were based on our plan for the intangible.

The amortization calculation is based on the assumptions and projections tailored towards our plan for the intangible and available to us at the time of each amortization. Management can reliably determine the pattern in which the economic benefits of the intangible are consumed given that we know the exact land area we will be getting and the profit expected to be generated from each land use right to be obtained. The subsequent changes to the assumptions in the Valuation Report are due to government policy changes and economics that are out of management’s control.

5.	We have read your response to comment 4 from our letter dated October 26, 2012. Please provide us with a translated copy of the July 26, 2007 “Confirmation of Infrastructural Investment and Expenditure Settlement Agreement” so that we can complete our analysis of this issue.

Response:

The Company respectfully advises the Staff that we have attached a translated copy of the agreement as Appendix II.

6.	The Exclusive Right Agreement (Appendix I) appears to indicate that the government gives you land use rights in exchange for various specifically identified services you are required to perform under the Baqiao contract. Please explain to us in detail your revenue recognition accounting policy for this contract. Provide illustrative accounting entries so it is clear how and when you account for the land use rights that you receive. We understand that your aggregate costs under this contract are expected to exceed $100m. Explain how you account for completed infrastructure projects since it appears that such property would convey to the government upon completion so it is unclear whether you charge off that asset upon completion and receipt of the land use rights. Please clarify all relevant details regarding the timing of revenue recognition and each financial statement account impacted by the revenues and expenses incurred on this contract. Identify the specific accounting guidance that supports your accounting. Compliance with ASC 605-35-25 and ASC 605-25-25 should be clearly evident.

Response:

The Company respectfully advises the Staff as follows:

Charter 2 Article 3 of the Exclusive Right Agreement signed in 2006 stipulated the framework of our responsibility in the joint development project to fund land reserves, relocations and settlement as well as infrastructures. However, at the time of signing this Exclusive Right Agreement, neither the specific amount of funding and specific infrastructure to be constructed nor the specific compensation we would receive was known.

Chapter 2 Article 4 of the Exclusive Right Agreement stipulated how we will make profit from the arrangement. It indicated that the government would ensure that the land use right (“LUR”) of the land within the scope would be assigned to us. However, this assignment of LUR requires not only the completed infrastructure constructions to be transferred to the government but also additional payment to be made for a price agreed by both parties for the LUR. In fact, the price for these LURs far exceeds the costs (approximately RMB 49 million) incurred by the Company to construct these infrastructures for the government as evidenced by both land use rights acquired in 2007 and 2009. We paid RMB 78.4 million and RMB 305.85 million cash for the LURs, respectively.

4

Chapter 3 of the Exclusive Right Agreement listed various infrastructures we had to construct for the government. However, the list of infrastructures to be constructed and proposed $100 million total estimated costs for all the projects was just a framework. The exact infrastructure to be constructed was specified on a case by case situation. To date, we have only constructed two rubber dams for the government which was far less than originally proposed in the Exclusive Right Agreement because the local government has modified their plans. The costs for these two projects were RMB 73.6 million.

In fact, up until July 2007, neither party knew how exactly how the infrastructure completed by New Land would be transferred to the government in exchange for the LUR because the Exclusive Right Agreement never provided clear guidelines on this matter.

After we acquired New Land, we recognized the ambiguity of the Exclusive Right Agreement regarding this matter. The new management negotiated with the government to determine the method of compensation for these infrastructures. On July 27, 2007, the government agreed to settle each infrastructure construction on a case by case basis. (See Appendix II, the translated “Confirmation of Infrastructural Investment and Expenditure Settlement Agreement”)

ASC 605-35-25-8 requires construction contracts to be combined for revenue recognition purposes. However, these two infrastructure construction projects do not meet the criteria of ASC 605-35-25-8(a) because the two rubber dams were not negotiated within a short period of time. The compensation for the first dam project was not negotiated before New Land was acquired in July 2007. The general framework (Appendix II) for all infrastructure was reached on July 27, 2007. The actual settlement amount for the first dam project was determined and approved on December 25, 2007. The contract for the second dam project was negotiated in early 2008 and signed on June 14, 2008. (A formal contract was signed for the second dam project. This was different from the first dam project where there was no specific contract signed before commencing of the construction.) The timing difference between the two projects’ negotiation and contract signing was more than six months and did not constitute a reasonably short time period. In addition, ASC 605-35-25-8(c) states “The contracts require closely interrelated construction activities with substantial common costs that cannot be separately identified with, or reasonably allocated to, the elements, phases, or units of output.” In our case, the two dam projects did not have common costs and could be separately identified easily. Therefore, they failed to meet this condition as well. Since the two dam projects are different contracts and do not connect to each other, ASC 605-35-25-8 is not applicable in this situation. Due to the significant uncertainty regarding the compensation for the infrastructure projects which only include the rubber dams, we believe the most appropriate revenue recognition method is the completed-contract method. Such uncertainty is exemplified by the fact that we had no way of knowing what the total revenue of the dam projects would be until the government issued a formal settlement report at the end of the project constructions which is why we used the completed contract method.

The following is the revenue recognition entries for these projects:

During the construction period

Dr. Construction-in-Progress

       Cr. Accounts Payable or Cash

After the government settled the project

Dr. Accounts Receivable

      Cr. Infrastructure construction revenues

Dr. Cost of constructions

      Cr. Construction-in-Progress

We assessed the applicability of ASC 605-25-25. However, ASC 605-25-15-3 specifically indicates that the multiple-deliverable arrangement for construction is addressed in ASC 605-35 (see ASC 605-25-15-3e.) which we have addressed above.

5

Note 16, page 70

7.	We understand that in November 2008 you created a joint venture to develop the PuHua project and that your partner (Prax) paid $29.3 million for a 25% equity interest in the joint venture. You have consolidated the joint venture since inception due to your 75% equity interest. Construction commenced in June 2009 and sales commenced later in 2009. In an effort to limit Prax’s maximum return on its investment, you signed a contract on May 24, 2010 obligating the joint venture to acquire Prax’s 25% interest for $89.94 million in 3 tranches with payment due dates of 12/31/10, 12/31/11 and 12/25/12. Prax agreed to surrender a stated portion of its joint venture shares only after each payment was received. Based on the May 24, 2010 contract, it is evident that Prax retained the voting, distribution, and other rights of stock ownership and was not obligated to relinquish such rights until they received the redemption payments. When you signed the May 2010 contract, you debited the $29 million noncontrolling interest account, and debited retained earnings $14 million, and credited a redeemable stock account $43 million which you determined was the present value of the liability resulting in a 45% effective interest rate. We understand that you are accounting for the $46.9 million accreted interest component ($89.9m - $43m) as an increase in your “Real estate held for development and sale” asset account based on the interest capitalization accounting model. The impact of not expensing the interest component also enabled you to report income in 2010 and 2011 instead of losses. It remains unclear how you determined that ASC 835-20-15 permits interest capitalization for the acquisition of the Prax stock in your consolidated subsidiary. Specifically, given that you paid $89 million for Prax’s $29 million equity interest in an effort to limit your partner’s investment return, it is apparent that your payment was primarily to acquire the 25% profit interest in the underlying business. Further, it is not clear how you reasonably determined that the present value of the Prax stock was only $43 million given that (1) your stated intention was to cap Prax’s returns; (2) you agreed to pay $89 million over a 31 month period; and (3) the contemporaneous disclosures you made concerning the expected profitability and success of the Puhua project. Please clarify these issues in your next response.

Response:

The Company respectfully advises the Staff as follows:

ASC 835-20-15 permits interest capitalization for all qualifying assets. ASC 835-20-15-5b states that interest shall be capitalized for real estate developments projects. ASC 835-20-15-8 specifically states that treatment for expenditures to acquire land if the activities are undertaken for the purpose of developing land.

In this case, the objective to enter into an agreement with Prax in the first place was to obtain necessary funding to acquire such land (land use right in China). The cost of land was RMB 305.85 million. Therefore, the Company strictly follows the guidance of ASC 835-20-15-8 by capitalizing all accreted interest related to this liability to Prax, which was incurred to acquire the land use right for the PuHua project in the first place.

We understand the Staff’s view that the primary reason for the accretion is to acquire the 25% profit interest. However, we followed the guidance of ASC 835-20-30-2 where it states that the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made. The notion of interest on borrowings as an avoidable cost does not require that the practicability of repaying individual borrowings be considered.

Our view is that if our PuHua project did not exist and we did not have to acquire the related land use right, we would not have entered into any agreement with Prax and the subsequent mandatorily redeemable preferred share and its related accretion interest would not have been incurred. As such, the accretion interest, which could have been avoided if the Puhua project was not undertaken, should be capitalized as suggested by ASC 835-20-30-2.

The exclusion of accretion expense related to exit costs and asset retirement obligation from interest capitalized as stated in ASC 835-20-15-7 is not applicable in our case because the amendment to the original agreement the Company had with Prax did not cause the Company to exit the arrangement with Prax nor the PuHua project. The amendment essentially allowed Prax to receive their return, with certainty, earlier. The Company entered into the amendment as the Company expected the amendment would provide future economic benefit to the net cash flow of the Company (through less in payouts to Prax eventually).

6

With regards to the fair value of the mandatorily redeemable preferred shares on the date of amendment, we reviewed ASC 820 “Fair value measurement and disclosure”. There are no specific requirements with respect to whether weighted average capital cost rate (“WACC”) or risk free interest rate should be used as a discount rate. However:

1.	ASC 820-10-55-6, “Cash flows and discount rates should reflect assumptions that market participants would use in pricing the asset or liability”

2.	ASC 820-10-55-8, “A fair value measurement should include a risk premium reflecting the amount market participants would demand because of the risk (uncertainty) in the cash flows”

3.	ASC 820-10-55-10, “The discount rate used in the discount rate adjustment technique is derived from observed rates of return for comparable assets or liabilities that are traded in the market. Accordingly, the contractual, promised, or most likely cash flows are discounted at a rate that corresponds to an observed market rate associated with such conditional cash flows (market rate of return)”

Overall, as indicated in the FASB interpretation, ASC 820-10-55-B31, “in estimating the value a market participant would pay for an asset or be paid to assume a liability, the determination should reflect an after-tax analysis reflecting the market participant’s price based on the expected after-tax return on investment”

To support the reasonableness of using 45% as the discount rate in the Prax restructure case, we consider the following facts:

1.	Based on the revised cash flow from Prax’s Private Equity investment in the Puhua project, the internal rate of return is 45%, which was confirmed by Prax.

2.	It is hard to specify the general rate of return for the entire real estate fund operating in China. However, as the real estate private equity has high default risk when collecting the return, it is reasonable to see the IRR required on the market is higher than risk free rate and the Company’s WACC (around 8-15%).

3.	Both Prax and the Company are unrelated parties. The original shareholder agreement and revised shareholder agreement were all entered into at arm’s length. Therefore the IRR implicit in these transactions should reflect the market participant’s expected IRR from a similar transaction.

Due to the above analysis, we concluded that the use of a 45% discount rate in the NPV calculation is appropriate.

Director Compensation, page 84

8.	We note your response to comment 11 of our letter dated October 26, 2012. Since it appears that the director service agreements have not been filed as exhibits, please confirm that, in addition to listing these agreements in the exhibit index of your annual report, you will also file them as exhibits with your next periodic report. Also note that Mr. McLelland’s service agreement was not included in Appendix III. Please advise.

Response:

The Company respectfully advises the Staff that we will include such documents in the exhibit list in future filings as necessary and file as exhibits to the next periodic report. The service agreement of Mr. McLelland was overlooked in the last response and will be included as an appendix to this response.

Item 14, page 85

9.	Please clarify for us the basis for your statement in your September 21, 2012 letter that 100% of the audit was done by MSCM employees given the disclosures in MSCM’s 2011 and 2012 Form 2 filings with the PCAOB.

7

Response:

The Company respectfully advises the Staff that our auditor is amending their 2011 Form 2 filed with PCAOB to rectify the error stating that VICPA staff was engaged for our fiscal 2010 audit. MSCM has clarified that they did not make use of any staff from other firms during our fiscal 2010 audit (filed in 2011 Form 2).

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

10.	As previously requested, please explain in MD&A why the accounts receivable variance is materially disproportionate from the corresponding sales variances. The ratio of receivables to quarterly sales increased from ..43 at September 30, 2011 to .53 at September 30, 2012. Absent a specific explanation, it is not clear whether the change is due to a deterioration in the credit quality of your receivables or to a change in your revenue recognition policies. Also, the accounts receivable variance had a material impact on your operating cash flows. Please read Section 501.04 of the Financial Reporting Codification and provide an analysis of your receivables turnover in all of your future filings.

Response:

The Company respectfully advises the Staff that we will include the explanation as follows:

The change in ratio of receivables to quarterly sales does not represent the deterioration in the credit quality of our receivables or a change in our revenue recognition policies. The Company does not recognize project revenues until all revenue recognition policies are met for a project. In general, the Company does not recognize revenues until all permits including pre-sales permits are obtained.

Other than the down payments made by customers upon the signing of the sales agreements, most of the balances from the sales are receivable through mortgage financings. Usually, the mortgage approval process ranges from two month to six months, depending on the bank’s credit limit and customer credit worthiness. In our past experience, we have never had any collection issues from mortgage financings. The increase of the ratio of receivables to quarterly sales from September 30, 2011 to September 30, 2012 was caused by the longer approval process of the banks. We have not experienced any significant uncollected receivable due to unapproved mortgages.

We will provide an analysis of receivables turnover in our future filings.

11.	As previously requested, please quantify the amount of all cash payments made by your PRC subsidiary to the US holding company in all periods presented. If the amount is zero then disclose that fact. Otherwise, investors have no means of assessing the magnitude of such payments and the corresponding impact of the currency transfer and tax issues highlighted in your risk factors. This disclosure should be included in the MD&A section of all future filings consistent with the guidance in Section 501.13.b.1 of the Financial Reporting Codification.

Response:

The Company respectfully advises the Staff that our PRC subsidiaries have never declared or paid dividends or made other equity distributions to the U.S. holding company. This disclosure will be included in the MD&A section of all our future filings.

12.	Note 10 states that you have $35.6m of restricted cash corresponding to a $30m JP Morgan loan. You also have $31.8m of restricted cash corresponding to a $31m Bank of China loan. You also have $16m of restricted cash corresponding to a $15.9m Bank of Beijing loan. Please tell us, and disclose in future filings, the business purpose of these arrangements. It appears that you may be incurring interest charges on cash you cannot access. Explain how you concluded that these arrangements are not essentially undrawn lines/letters of credit. Absent a substantive explanation, there is a concern that your reported cash balances may be materially overstated.

Response:

The Company respectfully advises the Staff as follows:

The $35.6 million of restricted cash corresponding to a $30 million JP Morgan loan and the $31.8 million of restricted cash corresponding to a $31 million Bank of China loan are the same nature. These borrowings were incurred in Hong Kong to repay the mandatorily redeemable preferred shares of Prax. However, the majority of our cash resided in mainland China and to wire funds from mainland China to Hong Kong is subject to foreign exchange restrictions imposed by the PRC government. In order for us to repay our Hong Kong and oversea counterparties, we had to utilize the special lending facilities provided by major PRC banks and foreign financial institutions (i.e. JP Morgan and Bank of China) to allow us to borrow outside of mainland China using cash we have in mainland China as guarantees.

8

The $16 million of restricted cash at Bank of Beijing are funds provided by the bank via the corresponding loan agreement and were deposited in the Company’s bank account. The spending of the funds from this account has to be related to specific project construction and has to be approved by the bank. As such, we are required to record such funds as restricted cash. The arrangement is different from a line of credit facility offered by financial institutions where the loan can be drawn at different times and the funds can be used for any purpose.

13.	Given your negative operating cash flows and the substantial excess of your advances from customers, payables and accrued expenses over your un-restricted cash and receivables, it is not clear how you expect to meet your financial obligations over the next 12 months. In the MD&A of your future filings, please discuss the impact of these factors on your current and long-term liquidity and please quantify your expected sources and uses of cash for the succeeding 12 months. See Section 501.13 of the Financial Reporting Codification.

Response:

The Company respectfully advises the Staff as follows:

By the end of 2012, the Company has repaid various loans as shown in the following table:

Loan	Amount	Source of repayment
JP Morgan	$30 million	Loans from equity fund company and Xi’an Xinxing Days Hotel & Suites Co., Ltd. (“Days Hotel”, a related party)
Convertible debt	$11 million	Payment and deposits from real estate sales
Prax Capital	RMB 180 million	Payment and deposits from residential sales

Our ordinary payment such as construction costs, selling and administration expenses is funded by payments and deposits from our real estate sales. The Company has several new projects in 2013 including AnKang, XinQinFang and GoldenBay projects and we expect the deposits and payments from the pre-sales and sales of these projects will be sufficient to fund our operations and up-coming obligations. The Company also borrows from Days Hotel, our management and employees to fund our daily operations and other obligations. With the above arrangements, we will be able to meet all our financial obligations over the next 12 months.

In our MD&A of future filings, we will discuss the impact of these factors on our current and long-term liquidity and quantify the expected sources and uses of cash for the succeeding 12 months as required by Section 501.13 of the Financial Reporting Codification.

14.	Please address the current and prior staff comments when filing your 10-K/A.

Response:

The Company respectfully advises the Staff that we will address current and prior comments when filing the amendment to the 10-K.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

XiaoHong Feng
Chief Executive Officer

9

Appraisal Report

On

Corporate Value

Of

Xi’an NewLand Science and Technology Development Co., Ltd.

Xi Zheng Heng Ping Bao Zi [2007] No. 015

XI’AN FAIRNESS MEASUREMENT ASSETS CO., LTD

Table of Contents

Executive Summary	4

Full Text	7

1. The Commissioning Party and the Asset Owner	7

2. Subject Asset	8

3. Purpose	9

4. Value Type and Its Definition	9

5. Reference Date	10

6. Appraisal Assumptions and Limiting Conditions	10

7. Bases of Appraisal	13

8. Appraisal Method	14

9. Appraisal Procedures	15

10. Determination of Total Owners’ Equity	23

11. Determination of Value of Exclusive Interest in the Joint Development Project	25

12. Appraisal Conclusions	26

13. Notes on Special Matters	26

14. Legal Effects	27

15. Report Date	28

16. Seals and Signatures	29

Files for Reference

(1) Resolutions by the Shareholders’ Meetings of the NewLand Company

(2) Business License for Enterprise Legal Person of the NewLand Company

(3) Contract on the Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park

(4) Written Undertaking from the NewLand Company

(5) Written Undertaking from Xi’an Fairness Measurement Assets Co., Ltd

(6) Qualification Certificate of Xi’an Fairness Measurement Assets Co., Ltd

(7) Business License for Enterprise Legal Person of Xi’an Fairness Measurement Assets Co., Ltd

(8) Practice Licenses of the Undersigned Certified Asset Appraisers

Appraisal Report on Corporate Value

Of

Xi’an NewLand Science and Technology Development Co., Ltd.

Xi Zheng Heng Ping Bao Zi [2007] No. 015

Upon an entrustment by Xi’an NewLand Science and Technology Development Co., Ltd. (hereinafter referred to as “the NewLand Company”), Xi’an Fairness Measurement Assets Co., Ltd has analyzed, estimated corporate value as involved in equities to be transferred by owners of the NewLand Company and has expressed its professional opinions thereon; the said analyses and estimations have been made in accordance with the Chinese rules and regulations on asset appraisal, on the principles of objectiveness, independence, impartiality and professionalism, and in accordance with generally accepted asset appraisal methods as well as provisions of Guiding Opinions on Corporate Value Appraisal (For Trial Implementation). The undersigned appraisers have, after following the principles of independence, objectiveness and impartiality, performing procedures as prescribed in Asset Appraisal Standards, applying appropriate methods for appraising corporate value, obtaining sufficient information, conducting prudent analyses, and reasonably applying appraisal assumptions and limiting conditions, expressed a fair view on value of total owners’ equity the NewLand Company as of the reference date hereof (i.e., December 31st of 2006). Asset appraisal activities and procedures are as follows:

1. The Commissioning Party and the Asset Owner

For the purpose of this appraisal, the commissioning party and the asset owner is the NewLand Company

1.1 Company Profile

Company name: Xi’an NewLand Science and Technology Development Co., Ltd.;

Address: 8 Fangwei Road, Baqiao District, Xi’an;

Legal representative: LIU Shao-ming;

Registration capital: RMB 32 Million Yuan;

Type of company: a company of limited liability;

Business scope: project investments; development of high-techs in agriculture, development of bio-engineering technologies; domestic trade (excluding those commodities and items for which a special approval or franchise is required by the national authorities, or that are specially controlled by the national authorities).

At present, the NewLand Company’s major business is to construct Xi’an Baqiao Science and Technology Industrial Park (which is a part of Xi’an High-tech Industrial Development Zone) in cooperation with Xi’an Baqiao Science and Technology Industrial Park Administration Commission (hereinafter referred to as “the Administration Commission”).

1.2 Project Overview

According to the Contract on the Joint Development Project (hereinafter referred to as “the Joint Development Project”) in Xi’an Baqiao Science and Technology Industrial Park signed by the NewLand Company and the Administration Commission, the basic form of cooperation on the Joint Development Project shall be that “the Administration Commission exercises the functions of government while the NewLand Company is responsible for funding and operations, with both parties respectively performing their duties and gaining what they intend.”

The Joint Development Project is situated within Baqiao Science and Technology Industrial Park, and its boundaries are: Huaqing Road in the north, Xi’an Road and the Ring Expressway in the south, Fangwei Road in the west, and left bank of Bahe River and the Ring Expressway in the east; it occupies a land area of 2,957 mu (15 mu equals to 1 hectare), but the right to use the state-owned mud flat of 300 mu within this territory shall rest on the Administration Commission.

2. Subject Asset

The subject asset hereof is total owners’ equity of the NewLand Company, which stands at RMB 28,769,400 Yuan as shown on its Balance Sheet as of the reference date, among which, its paid-up capital is RMB 32,000,000 Yuan. Please refer to the Table below for the NewLand Company’s capital contributors.

S/N	Name of capital contributor	Amount of capital contribution	Form of capital contribution	Percentage in total equity (%)
1	YAN Xiu-fen	20	In cash	0.625
2	YANG Xiao-mei	20	In cash	0.625
3	WANG Zhen-ye	20	In cash	0.625
4	HUANG Ran	20	In cash	0.625
5	MA Yu-mei	20	In cash	0.625
6	WANG Hong-wei	20	In cash	0.625
7	LIU Shao-ming	70	In cash	2.188
8	ZHANG You-sheng	100	In cash	3.125
9	WAN Shang-yuan	360	In cash	11.25
10	WANG Xian-xiu	50	In cash	1.56
11	BIAN Chen	50	In cash	1.56
12	YANG Yan	30	In cash	0.937
13	YANG Sheng-ke	30	In cash	0.937
14	LIU Rong	90	In cash	2.82
15	ZHANG Gui-fang	1,120	In cash	35
16	ZHANG Chun-mu	640	In cash	20
17	WANG Zheng-xuan	540	In cash	16.873
In total		3,200		100

3. Purpose

The purpose of this appraisal is to provide a reference for fair value of the NewLand Company’s total owners’ equity as of the reference date, which equity is to be transferred by owners of the NewLand Company.

For the purpose of this appraisal, the value type shall be market value under continuing operations.

For the purpose of this appraisal, the bases for the NewLand Company’s economic behaviors shall be resolutions as adopted at its shareholders’ meetings.

4. Value Type and Its Definition

In line with purpose of this appraisal and other factors, the value type shall be market value under continuing operations.

5. Reference Date

For the purpose of this appraisal, the reference date shall be December 31st of 2006, which date has been determined by the commissioning party; and all standards for valuation for asset appraisal shall be those as effective on the reference date.

6. Appraisal Assumptions and Limiting Conditions

Asset appraisal means a judgment on asset value at a simulated market. Facing a changing market and various factors that may affect asset value, it is a must for the certified asset appraisers to make a value judgment by exploiting appropriate assumptions, which may set market conditions and those factors affecting asset value at a desirable status. Basic assumptions as well as specific assumptions and limiting conditions for this appraisal are illustrated below:

6.1 Basic Assumptions

6.1.1 Available for sale. It is assumed that all assets to be appraised are in the transaction process, and appraisers shall evaluate assets to be appraised by applying terms of transaction at a simulated market. Available for sale is an essential prerequisite for any asset appraisal.

6.1.2 Continuing operations. It is assumed that the NewLand Company will be a going concern with its current operating modes and scale.

6.1.3 Open market. It is assumed that for those assets made available or to be made available for sale at the market, the selling party and the buying party are equal in their statuses, and both parties have opportunity and time to obtain sufficient market information, so that they can make on functions, usages and transaction prices of the said assets.

6.1.4 Stable macroeconomic environment. Except for those policies as announced, it is assumed that in the foreseeable future, China will maintain its macroeconomic policies stable, maintain its real estate policies, financial policies as well as its tax rates, interest rates and price levels basically stable, and the momentum of a continued, stable and sound development of its national economy will not be changed.

6.1.5 For all information and materials as provided by the commissioning party the asset owner that constitute bases of appraisal conclusions hereof, the appraisal company assumes that they are reliable, but makes no warranty on their accuracy.

6.1.6 For all licenses, permits, consents or other legal or administrative authorizations issued by government bodies at all levels, authoritative organs and civil societies with respect to asset usages that constitute bases for valuations hereof, it is assumed that they have been or may be obtained or renewed according to the law.

6.1.7 Except as may be required by law or any previous agreements between the commissioning party and the appraisal company, the appraisal company, any of the undersigned appraisers or any personnel from the appraisal company who may get involved in this Appraisal Report shall not be requested to provide further consultations, testimonies, or to appear at a court or a hearing in the course of other legal actions due to this Appraisal Report.

6.1.8 The commissioning party acknowledges that the appraisal company is not an expert on assessing impacts of environmental hazards and compliance requirements on the subject asset. For that reason, valuations herein are conditioned that there are no environmental hazards that may impair asset value; as the appraisal company has no engineering expertise to identify relevant environmental factors, it is not liable for such factors.

6.1.9 Valuations herein are conditioned that all material and potential factors that may have affect value analysis are fully disclosed between the appraisal company and the commissioning party.

6.2 Specific Assumptions and Limiting Conditions

6.2.1 It is assumed that no material change will happen to current laws, regulations, policies and rules as well as socioeconomic environment in China, under which, the NewLand Company is operating.

6.2.2 It is assumed that in its land operations, the NewLand Company complies with Law of the People’s Republic of China on Land Administration, Circular of the State Council on Strengthening Administration of the State-owned Land Assets, Provisions of the Ministry of Land and Resources on Grant of Land Use Rights in the State-owned Lands through Bid Tendering, Auction and Quotation, Circular of the Ministry of Land and Resources and the Ministry of Supervision on Strict Implementation of Bid Tendering, Auction and Quotation Processes for Granting Land Use Rights in Profit-oriented Lands, as well as Xi’an Municipal Regulations on Land Reserve, and that it receives land income according to the law.

6.2.3 It is assumed that the NewLand Company operates only the Joint Development Project as set forth in its Contract on the Joint Development Project during the term of the said Contract.

6.2.4 It is assumed that all preferential policies as offered by the City of Xi’an, Baqiao District and the Administration Commission are realized smoothly.

6.2.5 It is assumed that funds as may be required by the Joint Development Project are originated smoothly, and all operating procedures are done smoothly as expected.

6.2.6 It is assumed that such factors as policies and personnel changes will not affect revenues, costs, fees and taxes in connection with the Joint Development Project.

6.2.7 It is assumed that the NewLand Company will be a going concern, with its business scope, operating modes and decision-making procedures remain unchanged.

6.2.8 It is assumed that the NewLand Company will invest its annual net profit in the Joint Development Project.

6.2.9 Forecasts on the NewLand Company’s anticipated revenues are based on assets as involved in its Contract on the Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park with the Administration Commission and their operating modes, and impacts of such factors as an additional asset owner and an abnormal personal factor on its anticipated revenues are excluded.

6.2.10 It is assumed that the Contract on the Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park between the NewLand Company and the Administration Commission as well as all agreements, plans and contracts as may be prepared and signed in connection therewith are professional, practical and achievable.

6.2.11 It is assumed that the NewLand Company will have operating facilities, fund availability, management skills and human resources are in line with scale of its Joint Development Project, and that its income from transfer of land use rights and profit margin will meet its forecasts.

6.2.12 It is assumed that there is no substantial change to prices of means of production as may demanded by the NewLand Company, and that they will not be in severe shortage.

6.2.13 It is assumed that there will be no material adverse effects to be caused by any other force majeure events or unforeseeable factors.

7. Bases of Appraisal

For the purpose of this appraisal, the undersigned appraisers have taken into consideration of the following legal bases, evidences of economic behaviors, evidences of ownerships, bases of valuation and reference materials:

7.1 Major Laws and Regulations

7.1.1 The Company Law of the People’s Republic of China (Decree of the President of the People’s Republic of China No. 29);

7.1.2 Administrative Measures for Appraisal of the State-owned Assets (Decree of the State Council No. 91);

7.1.3 Regulations on Several Questions Relating to Appraisal of the State-owned Assets (Order of the Ministry of Finance No. 14);

7.1.4 Implementation Rules for the Administrative Measures for Appraisal of the State-owned Assets (Guo Zi Ban Fa [1991] No. 36);

7.1.5 Interim Rules on Basic Contents and Forms of Asset Appraisal Reports (Cai Ping Zi [1999] No. 91);

7.1.6 Opinions on Standardized Practices in Asset Appraisal (For Trial Implementation) (Guo Zi Ban Fa [1996] No. 23);

7.1.7 Asset Appraisal Standards—Basic Standards and Professional Ethics in Asset Appraisal—Basic Ethics (Cai Qi [2004] No. 20);

7.1.8 Guiding Opinions on Corporate Value Appraisal (For Trial Implementation) (Zhong Ping Xie [2004] No. 134);

7.1.9 Guiding Opinions on Certified Asset Appraisers’ Attention to Legal Ownership of Subject Assets (Kuai Xie [2003] No. 18);

7.1.10 The Law of the People’s Republic of China on Land Administration;

7.1.11 Regulations on Urban Land Appraisal.

7.2 Documents on Economic Behaviors

Resolutions by the shareholders’ meetings of the NewLand Company.

7.3 Major Contracts; Agreements and Ownership Certificates

7.3.1 Business License for Enterprise Legal Person of the NewLand Company;

7.3.2 Contract on the Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park;

7.3.3 The NewLand Company’s balance sheets, statements of profit and loss and statements of cost and expense for 2003, 2004, 2005 and 2006.

7.4 Bases of Valuation

7.4.1 Interim Rules of Xi’an City on Collecting Fees for Auxiliary Municipal and Public Utility Facilities (Shi Zheng Fa [1998] No. 127);

7.4.2 Supplemental Rules of the People’s Government of Shaanxi Province on Implementing the Interim Regulations of the People’s Republic of China on Farmland Occupation Tax (Shaan Zheng Fa [1987] No. 98);

7.4.3 Circular of the People’s Government of Shaanxi Province on Strengthening Balance between Occupied Farmland and Newly-available Farmland (Shaan Zheng Fa [2004] No. 44);

7.4.4 Rules of Shaanxi Province on Reviewing and Approving Lands for Construction (Shaan Guo Tu Zi Yong Fa [2000] No. 73);

7.4.5 Circular of the People’s Government of Xi’an City on Issuing Xi’an Municipal Rules on Management and Use of New Vegetable Land Development Fund (Shi Zheng Fa [1997] No. 98);

7.4.6 Decisions of the CPC Xi’an Municipal Committee and the People’s Government of Xi’an City on Further Renovating and Improving the Investment Environment (Shi Fa [2001] No. 8);

7.4.7 Administrative Measures for Collection and Use of Land Usage Fee for Incremental Lands for Construction (Cai Zong Zi [1999] No. 117);

7.4.8 China Urban Land Price Dynamic Monitoring System;

7.4.9 Forecasts as provided by the NewLand Company.

7.5 Miscellaneous

Any agreements relating to the current appraisal.

8. Appraisal Method

8.1 Selection of the Appraisal Method

In consideration of purpose of subject assets of this appraisal, future profitability will be a focus of attention. We have, in accordance with Guiding Opinions on Corporate Value Appraisal (For Trial Implementation), applied the income approach for our appraisal of the NewLand Company’s corporate value.

8.2 Introduction of the Income Approach and Conditions for Its Application

8.2.1 Introduction of the income approach

The income approach for appraising corporate value refers to a method for determining value of subject assets by capitalizing or discounting anticipated income of the subject company.

There are numerous methods under the income approach, however, as the NewLand Company just began its land development operations, and there would be significant fluctuations or changes within the foreseeable future resulting in an unstable income, we therefore applies the discounted future income method for this appraisal.

Formula for the discounted future income method is as follows:

In which, P means the appraised corporate value;

Rt means net income (or realized net profit) for the year of t;

i means discount rate; and

Rn means net income for the year of n.

8.2.2 Conditions for application of the income approach

These conditions include:

(1) Profitability of the subject company has been proved, and its anticipated income in the future can be measured by money.

(2) Risks for the subject company can be measured by money.

(3) The subject company’s anticipated income is foreseeable.

9. Appraisal Procedures

9.1 Analysis on Operating Performance

The undersigned appraisers have collected the NewLand Company’s statements of accounts from its incorporation through the reference date, and its key operating information is as follows:

Operating Performance Chart

(In RMB 10,000 Yuan)

S/N	Year	2003	2004	2005	2006
	Item
1	Total assets	3,427.91	4,891.21	4,111.61	6,841.72
2	In which, inventory	1,359.88	2,956.98	3,946.02	6,692.29
3	Other receivables	2,001.15	1,900.00	41.77	12.41
4	Total liabilities	1,490.28	3,009.01	2,299.31	3,964.78
5	In which, accounts payable	60,00	851.87	1,171.07	2,849.44
6	Other payables	1,392.41	871,37	989.40	1,069.23
7	Advances from customers		1,203.17	66.60
8	Owners’ equity	1,937.63	1,882.20	1,812.31	2,876.94
9	Income from principal operation	Nil	Nil	Nil	Nil
10	Cost from principal operations	Nil	Nil	Nil	Nil
11	Other costs and expenses	-62.37	-55.43	69.89	135.38
12	Net profit	-62.37	-55.43	-69.89	-135.38

The above Chart shows that, inventory constitutes the NewLand Company’s principal asset, which is its land development cost. Accounts payable and other payables constitute its principal liability, among which, accounts payable are its amounts payable for projects, and other payables are mainly its amounts payable for employees’ compensation. There is no income from principal operations for any of those four years included in the Chart. As for cost from principal operations, those figures represent its administrative cost, sales cost and finance cost as incurred. For 2003, 2004 and 2005, its owners’ equity decrease due to losses incurred, but for 2006, its owners’ equity increases due to capital increase. As for operating performance, the NewLand Company has been losing in money since its incorporation in 2003, but this is in compliance with operating features of a land development company. The Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park is the NewLand Company’s only project since its incorporation.

9.1.1 Sketch of the Joint Development Project

With a view to implementing the Western China Development Program, and promoting regional economic growth by fully exploiting local technological resources and facilitating formation of Guanzhong High-tech Industrial Zone, Baqiao Science and Technology Industrial Park was formally established in November 2002 in accordance with Reply of the People’s Government of Shaanxi Province on No Objection to the Establishment of Baqiao Science and Technology Industrial Park (Shaan Zheng Han [2002] No. 222) and Reply of the People’s Government of Xi’an City on No Objection to the Establishment of Baqiao Science and Technology Industrial Park (Shi Zheng Fa [2002] No. 165). As approved by the provincial and municipal governments, Baqiao Science and Technology Industrial Park is an integral part of Xi’an High-tech Industrial Development Zone, which enjoys all preferential policies applicable to Xi’an High-tech Industrial Development Zone. After the nationwide screening and rectification of development parks in 2004, Baqiao Science and Technology Industrial Park has successfully retained its status of a development zone at the provincial level in Shaanxi Province. On January 26th of 2006, the State Council issued an announcement, which stated that Baqiao Science and Technology Industrial Park has passed relevant reviews as a development zone at the provincial level.

Covering a total land area of about 9 square kilometers, Baqiao Science and Technology Industrial Park is located at urban sections of Bahe River running across the eastern suburbs of Xi’an City, and its boundaries are: east bank of Bahe River in the west, south of the former Huaqing Road in the north, north of Xi’an-Ankang Railway in the south, and east of the former Baqiao Thermal Power Plant, Tangdu Hospital and Xi’an Armed Police Command College. Boundaries of the Joint Development Project are: Huaqing Road in the north, Xi’an Road and the Ring Expressway in the south, Fangwei Road in the west, and left bank of Bahe River and the Ring Expressway in the east; it occupies a land area of 2,957 mu, but the right to use the state-owned mud flat of 300 mu within this territory shall rest on the Administration Commission.

9.1.2 Planning Requirements for the Joint Development Project

9.1.2.1 Future plan for urban development

The recently-completed Amendment Outlines for the 4th Master Plan for Xi’an City (Draft) contains detailed urban development plan for Xi’an City from 2003 through 2020, according to which, the City of Xi’an will develop itself into an urban cluster with a population of 12 million, and with its downtown population at 6 million, the City of Xi’an will develop into a mega metropolis and the core city of the largest urban cluster in northwest China.

Xi’an City will relocate its population in old downtown areas to its sub-civic centers and new urban areas, and reduce functions of its old downtown areas by relocating government institutions, so as to restore features of the city as capital city of the Tang Dynasty.

According to the Master Plan, Xi’an City will have a layout featured by its central area, peripheral areas, axial quarters and development zones; and it will have a 3-tiered urban structure consisting of the downtown area (i.e., central area and peripheral areas), satellite cities (including counties) and designated towns.

9.1.2.2 Key planning points for the Joint Development Project

In line with current situations of Baqiao District and functions of Baqiao Science and Technology Industrial Park, the following principles are applied to overall planning for the said Industrial Park:

(1) The principle of sustainable development;

(2) The principle of paying equal attention to development and protection.

9.1.3 Analysis on Advantages of the Joint Development Project

9.1.3.1 Market prospects

The Western China Development Program will promote economic growth and social progress in the City of Xi’an. During an implementation of such national development strategy, Xi’an Municipal Government has, after adapting itself to national policies and environment, formulated its development concepts and strategies of “internationalization, market orientation, people orientation and modernization”. Driven by Xi’an City’s New Strategy of Internationalization and the Imperial City Rejuvenation Plan, it needs a new town to carry its new strategic mission, a new space to accommodate its important urban functions, and a new area focusing on sustainable development in its ecological environment, simultaneous progress in industrialization and urbanization as well as cultural heritages. Through exploiting demonstration effects of Baqiao Science and Technology Industrial Party, Xi’an City intends to readjust its industrial layouts and urban functions, and transform Chanhe River and Bahe River into its inner rivers, and with a population of 600,000 people, such area will be built into an urban center in eastern part of Xi’an City with contemporary urban functions, an eco-friendly living environment and a modernized economy.

9.1.3.2 Geographical advantages

Baqiao Science and Technology Industrial Park is endowed with abundant water resources. As water surfaces of 21,521,076 square feet will be built within the Industrial Park, and both banks of Bahe River will have wetland landscapes and green spaces, it has sufficient natural conditions to turn into ecological park with beautiful natural scenes. In terms of overall layout, Baqiao District will become a part of central urban area in Xi’an City, and its positioning will be a high-end residential area and tourist destination; and such positioning will provide the Joint Development Project with market opportunities for its industrial upgrading and integration.

9.1.4 Analysis on Disadvantages of the Joint Development Project

9.1.4.1 During the course of development of Xi’an City, Baqiao District had been treated its satellite city, so Baqiao District had by separated from its main urban zone by human forces, and therefore real properties with the Joint Development Project are inferior in terms of time and space. There are also certain advantages caused by auxiliary facilities inside and outside the land parcel such as express highways and high-voltage power lines.

9.1.4.2 In Bahe River area where the Joint Development Project is located, there are less auxiliary living facilities.

9.1.4.3 The Joint Development Project shall have its development cycle. The area where the Joint Development Project is located has a low urbanization rate, and it is inferior in terms infrastructure facilities, business atmosphere and profit margin as compared with other areas, so its land values fail to demonstrate an absolute advantage in the current market.

9.2 Analyses and Forecasts

9.2.1 Forecasting Steps

(1) Judgment on the NewLand Company’s overall operating performance;

(2) Determination of price, size, quantity, growth rate of transferred land parcels;

(3) Determination of land development costs;

(4) Determination of net cash flows.

9.2.2 Judgment on the NewLand Company’s Overall Operating Performance

Judging from the above Operating Performance Chart for the NewLand Company, it is currently in a stage of investing and constructing projects. As land transfers will happen in four stages from 2007 until 2010, and the said transfers are yet to happen, so the NewLand Company may encounter significant changes in the future in terms of income and investment.

9.2.3 Determination of Profit Years

According to the Contract on the Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park, the Joint Development Project shall have a total duration of 5 years. Based on Project Investment Schedule and Land Grant Schedule as provided by the Commissioning Party, we have determined the profit years as from 2007 through 2010.

9.2.4 Analyses and Forecasts on Land Grant Price

Land parcels within the Joint Development Project are Class IX and Class X lands. We have, after referring to prices of adjacent parcels that are transacted or listed for transactions, determined land grant price for parcels within the Joint Development Project at RMB 700,000 Yuan/mu.

As for growth rate of land grant price in subsequent years, we have determined it at 2.03% after referring to data as released by Department of Land Use Administration of the Ministry of Land and Resources as well as China Land Survey and Planning Institute.

9.2.5 Analyses and Forecasts on Income from Principal Operations

The NewLand Company’s income from principal operations refers exclusively to its income from granting land use rights. We have, based on Land Grant Plan as provided by the NewLand Company, made the forecasts below with respect thereto:

Forecasts on Income from Principal Operations

Year	2007	2008	2009	2010
Land grant price (RMB 10,000 Yuan/mu)	70.00	71.42	72.87	74.35
Land grant size (mu)	272	778	887	720
Income from principal operation (in RMB 10,000 Yuan/mu)	19,040.00	55,564.76	64,635.69	53,532.00

Note: as a land area of 300 mu within the Joint Development Project is retained by the Administration Commission, such land plot has been excluded from lands to be granted in 2010.

9.2.6 Analyses and Forecasts on Cost from Principal Operations

The NewLand Company’s cost from principal operations refers exclusively to its land cost, which shall include, according to relevant national, provincial and municipal rules and regulations, land acquisition cost, land development cost, taxes and charges (farmland occupation tax, farmland reclamation fee, land requisition management fee, contribution to New Vegetable Land Development Fund and land usage fee for incremental lands for construction) as well as land appreciation tax.

We have, after calculations, finally determined the NewLand Company’s land cost at RMB 372,500 Yuan/mu, which price is based on current policies, and shall be subject to no change before introduction of new policies. We have, based on Land Development Plan as provided by the NewLand Company, made the forecasts below with respect thereto:

Forecasts on Cost from Principal Operations

Year	2007	2008	2009	2010
Land cost (RMB 10000 Yuan/mu)	37.25	37.25	37.25	37.25
Land development size (mu)	680	739	1,035	203
Cost from principal operations (in RMB 10,000 Yuan)	25,330.00	27,527.75	38,553.75	7,561.75

Note: as a land area of 300 mu within the Joint Development Project is retained by the Administration Commission, for which the Administration Commission is to bear all land costs, such costs have been excluded from land cost to be incurred in 2010.

9.2.7 Analyses and Forecasts on Sales Tax and Surcharges

The NewLand Company is yet to make any sales. However, we have, after referring to data from comparable companies, made the forecasts below with respect to its business tax (5% of its sales income), urban maintenance and construction tax (7% of its business tax), education surcharge (3% of its business tax), stamp duty and transaction commission (1% of its sales income):

(In RMB 10,000 Yuan)

Year	2007	2008	2009	2010
Income from principal operations	19,040.00	65,564.76	64,633.69	33,532.00
Business tax	952.00	2,778.28	3,231.82	2,676.60
Urban maintenance and construction tax	66.64	194.48	226.23	187.36
Education surcharge	28.36	83.35	96.95	80.30
Stamp duty and transaction commission	190.40	556.66	646.36	535.32
Sales tax and surcharges	1,237.60	3,611.76	4,201.37	3,479.59

9.2.8 Analyses and Forecasts on Administration expenses, Selling expenses and Finance expenses

We have, after referring data from comparable companies, determined the NewLand Company’s administration expenses at 1% of its income from principal operations, and its selling expenses at 3% of its income from principal operations; materials as provided by the NewLand Company show that its sources of land development fund include consideration for equity transfers, income from land grants and bank loans, but for the purpose of this appraisal, we take interest on its bank loans as its finance cost. We have made the forecasts below with respect thereto:

Forecasts on Administration expenses Cost, selling expenses and Financing expenses

(In RMB 10,000 Yuan)

Year	2007	2008	2009	2010
Administration expenses	190.40	556.66	646.36	535.32
Selling expenses	571.20	1,666.94	1,939.07	1,805.96
Financing expenses	979.20	612.00	612.00	0.00

9.2.9 Analyses and Forecast on Non-operating Income and Expense

9.2.9.1 No non-operating income is recorded in the NewLand Company’s statements of accounts for the previous years, and it is beyond forecast as to whether there will be any non-operating income after the reference date hereof, we have therefore excluded such factor for the purpose of this appraisal.

9.2.9.2 No non-operating expense is recorded in the NewLand Company’s statements of accounts for the previous years, but the Contract on the Joint Development Project in Xi’an Baqiao Science and Technology Industrial Park prescribes that the NewLand Company shall pay its contributions to the Park Development Fund, which contributions have been deemed as its non-operating expense by the undersigned appraisers. Specific provisions of the said Contract are as follows:

The NewLand Company shall pay to the Administration Commission the Park Development Fund at the rate of RMB 15,000 Yuan per mu for actual total area of the four types of land assignable (for real estate, tourism, commerce and trade, and entertainment purposes) in the territory of the Joint Development Project. The NewLand Company shall pay RMB 12 million Yuan for such Fund as its first installment, and thereafter the NewLand Company shall pay 20% of its total amount payable for such Fund on an annual basis. Land used for public utilities, green spaces and self-development by the Administration Commission shall be exempted from the Park Development Fund. We have accordingly made the forecasts below with respect thereto:

Forecasts on Non-operating Expense

(In RMB 10,000 Yuan)

Year	2007	2008	2009	2010
Non-operating expense	1,200.00	887.10	887.10	1,461.30

9.2.10 Analyses on and Determination of Corporate Income Tax

The Law of the People’s Republic of China on Corporate Income Tax has been adopted at the 5th Session of the 10th National People’s Congress, which shall come into force as from January 1st of 2008, and it prescribes that the rate of corporate income tax is 25%. We have accordingly made the forecasts below with respect thereto:

Forecasts on Corporate Income Tax

(In RMB 10,000 Yuan)

Year	2007	2008	2009	2010
Corporate income tax	0.00	5,175.89	4,449.01	9,722.02

9.2.11 Determination of Net Cash Flow

In line with features of projects as operated by the NewLand Company, it is found that there is almost no depreciation expense to recapture, and there is no capital expenditure to deduct, so its net cash flow refers to its net profit. We have, after making analyses, made the forecasts below with respect thereto:

Forecasts on Net Cash Flow

(In RMB 10,000 Yuan)

Item	2007	2008	2009	2010
1. Income from principal operations	19,040.00	55,564.76	64,635.69	53,532.00
Less: cost from principal operations	25,330.00	27,527.75	38,553.75	7,561.75
Taxes and surcharges relating to principal operation	1,237.60	3,611.76	4,201,37	3,429.59
2. Profit from principal operations	-7,527.6	24,425.25	21,880.57	42,490.66
Add: profit from non-principal operations	-	-	-	-
Less: sales cost	571.20	1,666.94	1,939.07	1,605.98
Administrative cost	190.40	556.66	646.36	535.32
Finance cost	979.20	612.00	612.00	0.00
3. Operating profit	-9,268.40	21,590.65	18,683.14	40,439.38
Add: investment income	-	-	-	-
Non-operating income	1,200.00	887.10	887.10	1,461.30
4. Gross profit	-10,468.40	20,703.55	17,796.04	38,888.08
Less: corporate income tax	0.00	5,175.89	4,449.01	9,722.02
5. Net profit	-10,468.40	15,527.66	13,347.03	29,166.06
5. Net cash flow	-10,468.40	15,527.66	13,347.03	29,166.06

10. Determination of Total Owners’ Equity

10.1 Determination of Discount Rate

A discount rate is a divider by which relevant income shall be converted into certain value, and it is usually expressed by the following formula:

Discount rate = risk-free rate of return (“ROR”) + industry-wide average ROR + company-specific ROR.

10.1.1 Determination of risk-free ROR

For the purpose of this appraisal, we adopt the coupon interest rate of 3.81% for 5-year certificate treasury note (the 5th issue of 2006) as risk-free ROR, which is the same as pre-tax interest rate for a deposit with a maturity of 5 years.

Then, its risk-free ROR for the first 12 months is (1+5x3.81%)1/5 – 1=3.55%.

10.1.2 Determination of industry-wide average ROR

Industry-wide average ROR = industry-wide average return on net asset (“RONA”) – risk-free ROR.

We, after referring to 2005 Criteria for Corporate Performance Appraisal issued by Department of Statistics and Appraisal of the State-owned Assets Supervision and Administration Commission of the State Council, adopt an industry-wide average RONA of 8.4%, and the industry-wide average ROR is calculated out based on the following formula:

Industry-wide average ROR = 8.4% – 3.55% = 4.85%.

We therefore apply the industry-wide average ROR of 4.85% for the NewLand Company.

10.1.3 Determination of company-specific ROR

In line with actual conditions of the NewLand Company, its company-specific risks include mainly the following:

(1) Policy risks: they refer mainly to any risk relating to financial policies, real estate polices or other policies, and the ROR for policy risks is determined at 2% after analyses.

(2) Operating risks: they include mainly income risk and liquidity risk, and the ROR for operating risks is determined at 2% after analyses.

(3) Financial risks: they include mainly financing risk and insolvency risk, and the ROR for financial risks is determined at 1% after analyses.

(4) Economic risks: they include mainly impacts of national and local economic situations on income of the NewLand Company from its land parcels on hand, and the ROR for economic risks is determined at 1% after analyses.

(5) Personnel risks: as local governments are partners of the NewLand Company with respect to the underlined project, one should take into consideration of any risk relating to personnel changes in functional departments of the municipal and district governments during their current term of office, and the ROR for personnel risks is determined at 1%.

10.1.4 Determination of discount rate

Based on the foregoing, discount rate for the NewLand Company = 3.55% + 4.85% + 7% = 15.4%.

10.2 Determination of Value of Total Owners’ Equity

We have, after applying a formula under the income approach, made the forecasts below with respect to value of the NewLand Company’s total owners’ equity:

Forecasts on Value of Total Owners’ Equity

(In RMB 10,000 Yuan)

Item	2007	2008	2009	2010
1. Net cash flow	-10,468.40	15,527.66	13,347.03	29,166.06
2. Discount rate (%)	15.4	15.4	15.4	15.4
3. Current value of net cash flow	-9,071.40	11,660.32	8,685.30	16,445.82
4. Value of total owners’ equity	27,720.03

11. Determination of Exclusive Interest in the Joint Development Project

11.1 Definition of Exclusive Interest in the Joint Development Project

As the NewLand Company has, prior to the reference date hereof, made certain investments in the Joint Development Project, as in the event of any breaches in connection with the Joint Development Project as agreed upon by the parties thereto, the said investments shall be indemnified accordingly, and such indemnity is of an exclusive nature. Therefore, the undersigned appraisers have defined such indemnity as the NewLand Company’s exclusive interest in the Joint Development Project.

11.2 Determination of Value of Exclusive Interest in the Joint Development Project

In the opinion of the undersigned appraisers, in case of any of the foregoing indemnities, amount of such indemnity shall be determined according to the formula below:

Investments already made in the Joint Project
Value of exclusive interest in the Joint Project =		x total income from the Joint Project
Total investment required by the Joint Project until completion

The undersigned appraisers have learnt from financial information as provided by the NewLand Company that its has, as of the reference date, incurred a development cost totaling at RMB 66,866,000 Yuan, while total development cost for the Joint Development Project stands at RMB 989,732,500 Yuan, and total income from the Joint Development Project upon its completion will be RMB 277,200,300 Yuan. We have therefore calculated out value of its exclusive interest in the Joint Development Project at RMB 18,738,700 Yuan according to the above figures.

12. Appraisal Conclusions

(1) Based on the foregoing analyses, forecasts and calculations, we conclude that value of the NewLand Company’s total owners’ equity as at the reference date (i.e., December 31st of 2006) is RMB Two Hundred and Seventy-seven Million Two Hundred Thousand and Three Hundred Yuan (amount in figures: RMB 277,200,300 Yuan).

(2) Based on the foregoing analyses, forecasts and calculations, we conclude that value of the NewLand Company’s exclusive interest in the Joint Development Project as at the reference date (i.e., December 31st of 2006) is RMB Eighteen Million Seven Hundred and Thirty-eight Thousand and Seven Hundred Yuan (amount in figures: RMB 18,738,700 Yuan).

(3) The value of total owners’ equity includes the value of exclusive interest in the Joint Development Project.

Any intended user of this Appraisal Report is kindly requested to read carefully appraisal assumptions and limiting conditions in support of these appraisal conclusions.

13. Notes on Special Matters

Subject to the above appraisal results, special matters mean those matters that are beyond the appraisers’ professional qualifications and skills, which matters have been identified by the appraisers during the appraisal process and they might affect the appraisal conclusions:

(1) Our forecasts on land development cost in connection with the Joint Development Project are based upon relevant national, provincial and municipal rules, regulations and standards, and no other rules, regulations or standards have been taken into consideration.

(2) In making these appraisal conclusions, we have not taken into account of any potential mortgages or guaranties to be made by the NewLand Company in the future, or any impacts of an additional consideration due to a particular transaction mode on value of the subject asset.

For any defects on the part of the NewLand Company that might affect value of the subject asset, as long as the NewLand Company fails to provide special explanations thereon and it may generally not be known to the appraisers relying on their professional experience, the appraisal company or the undersigned appraisers shall not be held liable for it, except those defects as identified or encountered by the undersigned appraisers.

Any intended user of this Appraisal Report is kindly requested to pay their attention to any impact of the foregoing special matters on the appraisal conclusions hereof.

14. Legal Effects

(1) These appraisal conclusions reflect professional opinions of the undersigned appraisers after analyzing and estimating value of the subject asset as of the reference date for particular purposes in accordance with relevant laws, rules and regulations as well as Asset Appraisal Standards; according to Asset Appraisal Standards—Basic Standards, these appraisal conclusions shall not be deemed as a guarantee for realizable value of the subject asset.

(2) Any materials, data and ownership certificates as adopted for the purposes of this Appraisal Report are subject to those data, statements and information as provided by the Newland Company, while responsibilities of the commissioning party and relevant stakeholders are to provide all materials as required, to ensure their truthfulness, lawfulness and completeness, and to appropriately use this Appraisal Report.

(3) The right to use this Appraisal Report shall be vested with the commissioning party, and this Appraisal Report shall not be unilaterally provided or disclosed in whole or in part to any third party without permission of the commissioning party.

(4) According to current rules, the appraisal results shall be valid for a period of twelve (12) months starting from the reference date, i.e., from December 31st of 2006 until December 31st of 2007.

15. Report Date

The date of this Appraisal Report is March 20th of 2007.

(End of the formal text)

16. Seals and Signatures

Xi’an Fairness Measurement Assets Co., Ltd (sealed)

Legal Representative: (sealed)

Certified Asset Appraiser: KANG Bao-jie (signed and sealed)

Certified Asset Appraiser: SUN Wei (signed and sealed)

This Appraisal Report is prepared by Xi’an Fairness Measurement Assets Co., Ltd

Address: 11th Floor, Jiateng Building, 108 Heping Road, Xi’an City

Post code: 710001

Telephone: 029-8751 6025 ext. 803

Facsimile: 029-8751 1349

Confirmation of Infrastructural Investment and
Expenditure Settlement Agreement

Party A: Xi’an Baqiao Science and Technology Industrial Park

Party B: Xi’an NewLand Science and Technology Development Co., Ltd.

With respect to a refund of Party B’s infrastructure investments on river regulation, as well as construction and maintenance of rubber dams within Xi’an Baqiao Science and Technology Industrial Park during the period commencing from July 16th of 2003 and ending on May 31st of 2007, the following agreements are reached by and between the parties hereto upon amicable consultations and on a “case-by-case” basis:

1. Party B shall provide Party A with a breakdown of its infrastructure investments within Xi’an Baqiao Science and Technology Industrial Park accompanied with relevant evidences; the parties shall jointly appoint a third-party intermediary to conduct an audit on Party B’s workloads after such workloads are reviewed and confirmed by the parties hereto; and Party B’s total investment shall then be ascertained by the parties hereto through mutual consultations.

2. Party A shall, based on the total investment as ascertained, pay Party B annualized interest on its investments by applying lending rates for loans with same maturity dates as offered by commercial banks operating in the City of Xi’an in line with the origination dates of Party B’s each investment. In addition, Party A shall pay Party B a one-off compensation at a rate of return of ten percent (10%) of Party B’s total investment as ascertained.

3. The parties shall, upon signing of this Agreement, specially designate their own personnel to complete the said ascertainment process within thirty (30) days.

4. Party A shall, after Party B’s total investment is ascertained, make its refunds in line with its financial standing. The refund methods shall be otherwise agreed in a separate land reserve zone agreement; nonetheless all refunds shall, in principle, be made in different installments by the end of 2008.

5. In the event that Party A continues to appoint Party B to make any infrastructure investments within Xi’an Baqiao Science and Technology Industrial Park, then Article 2 of this Agreement shall be applied for a settlement of such investments.

6. This Agreement is done in quadruplet, with each party holding two (2) original copies, and the four (4) original copies are equally authentic.

Party A: Xi’an Baqiao Science and Technology Industrial Park (sealed)

Legal representative or authorized representative: (signed)

Party B: Xi’an NewLand Science and Technology Development Co., Ltd.

Legal representative or authorized representative: (signed)

Date: July 26th of 2007

SERVICE AGREEMENT

THIS SERVICE AGREEMENT ("Agreement") is entered into as of the 19th day of February, 2009 between China Housing and Land Development, Inc., whose principal offices are at 6 Youyi Dong Road, Xi'an , China 710054 (hereinafter referred to as the "Company") and Albert McLelland, having an address at 9114 La Strada Ct. Dallas, TX 75220 (hereinafter referred to as the "Director") to provide the terms under which the Director shall perform his functions as an elected independent director to the Board of Directors of the Company during his respective terms.

WHEREAS, the Company's business consists of the development of land and properties and activities incidental thereto (the "Business") and the Company is a public company subject to the securities laws and rules and other applicable laws and rules of the United States and China;

WHEREAS, the Company recognizes the unique qualifications and contributions of the Director and desires to secure the services of the Director on the terms and conditions set forth herein; and

WHEREAS, the Director is prepared to commit to such services in return for specific arrangements on compensation and other benefits on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, the Company and the Director do hereby agree as follows:

1. DUTIES OF THE DIRECTOR

1.1 The Director shall carry out his duty as an independent director and chairman of the Audit Committee of the Company for a term of one year unless terminated earlier by the majority vote of the board of directors or the resignation of the Director by written notice to the board of directors and shall make himself available to perform such functions in keeping with all the applicable laws, rules and regulations of the United States and the People's Republic of China, including and not limited to the applicable securities laws, and the laws of the State of Nevada.

1.2 The Director hereby agrees faithfully to render the service expected of an independent director and to promote the interests of the Company to the best of his ability and keep his duty of care, confidentiality and loyalty among other duties. The Director further agrees to devote necessary time, attention, skill and best efforts to the performance of his duties under this Agreement.

1.3 The Director shall have such power and authority as shall reasonably be required to enable him to perform his duties hereunder in an efficient manner.

1.4 The Director shall not self-deal or do anything harmful to the interest of the Company or its shareholders and shall not engage in any insider trading or similar activities.

1.5 The Director shall maintain his standing and capacity as an "independent director" under the relevant rules of the Securities and Exchange Commission and relevant rules and regulations of relevant stock exchanges and shall not engage in any employment or service with the Company or otherwise that may impair such standing.

2. COMPENSATION AND EXPENSES

During his term as a Director until the ease of his function as a Director:

2.1 The Company agrees to pay the Director a fee in cash of $55,000 per year. The fees in cash shall be payable to the Director quarterly.

2.2 The Company shall promptly pay or reimburse the Director for all reasonable expenses actually and properly in accordance with the Company's policy incurred or paid by him in connection with the performance of his services under this Agreement including, without limitation, travel expenses upon presentation of expense statements or vouchers or such other supporting documentation in such form and containing such information as the Company may from time to time require.

3. MISCELLANEOUS

3.1 This Agreement expresses the entire understanding and agreement of the parties and supersedes any and all prior agreements and understandings, whether written or oral, relating in any way to the subject matter of this Agreement. This Agreement cannot be modified, amended or supplemented except by a written instrument or instruments executed by each of the parties hereto.

3.2 In no event shall the Director be individually liable to the Company or its stockholders for any damages for breach of fiduciary duty as an independent director of the Company, unless the Director's act or failure to act involves intentional misconduct, fraud, criminal acts or a knowing violation of law.

3.3 The Company agrees to indemnify the Independent Director to fullest extent as permitted by law.

3.4 Company shall maintain a policy or policies of director and officer liability insurance, of which the Director will be named as an insured, providing the Independent Director with coverage for a reasonable indemnifiable amount as the

-2-

3.11 In this Agreement, unless the context requires otherwise or it is otherwise expressly provided, words denoting any gender include all genders.

IN WITNESS WHEREOF, the Company and the Director have executed this Agreement as of the day and year first above written.

China Housing And Land Development, Inc.

By: ____________________
Name: Pingji Lu
Its: Chairman

____
Albert McLelland

-4-